ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-212338
April 25, 2017

Pricing Term Sheet

NUSTAR ENERGY L.P.

7.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $25.00 per unit)

Issuer	NuStar Energy L.P.

Trade Date	April 25, 2017.

Settlement Date	April 28, 2017 (T + 3).

Title of Securities	7.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “units”).

Number of Units	14,000,000 units.

Number of Option Units	1,400,000 units.

Public Offering Price	$25.00 per unit; $350,000,000 total (assuming no exercise of the option to purchase additional units).

Underwriting Discounts	$0.7875 per unit; $11,025,000 total (assuming no exercise of the option to purchase additional units).

Net Proceeds	$338,275,000 (assuming no exercise of the option to purchase additional units and after deducting underwriting discounts and commissions and estimated offering expenses).

Maturity Date	Perpetual (unless redeemed by the issuer on or after June 15, 2022 or in connection with a Rating Event or a Change of Control).

Liquidation Preference	$25.00 plus accumulated and unpaid distributions.

Distribution Payment Dates and Record Dates	Quarterly in arrears on the 15th day of March, June, September and December of each year (each, a “Distribution Payment Date”), commencing September 15, 2017, to holders of record as of the close of business on the first business day of the month of the applicable Distribution Payment Date.

Distribution Rate	The initial distribution rate for the units from and including the date of original issue to, but not including, June 15, 2022 will be 7.625% per annum of the $25.00 liquidation preference per unit (equal to $1.90625 per unit per annum). On and after June 15, 2022, distributions on the units will accumulate at a percentage of the $25.00 liquidation preference equal to an annual floating rate of the three-month LIBOR plus a spread of 5.643%.

Optional Redemption

At any time within 120 days after the conclusion of any review or appeal process instituted by us following the occurrence of a Rating Event, the issuer may, at its option, redeem the units in whole, but not in part, at a redemption price in cash per unit equal to $25.50 (102% of the liquidation preference of $25.00) plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date fixed for redemption, whether or not declared.

At any time on or after June 15, 2022, the issuer may redeem, in whole or in part, the units at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date of redemption, whether or not declared.

Upon the occurrence of a Change of Control, the issuer may, at its option, redeem the units in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per unit, plus all accumulated and unpaid distributions to, but not including, the date of redemption, whether or not declared.

Change of Control Conversion Right Unit Cap	1.04297

CUSIP/ISIN	67058H 300 / US67058H3003

Joint Book-Running Managers	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC

Co-Managers	BB&T Capital Markets, a division of BB&T Securities, LLC BBVA Securities Inc. DNB Markets, Inc. Citigroup Global Markets Inc. U.S. Bancorp Investments, Inc.

Listing	The Issuer intends to file an application to list the units on the New York Stock Exchange (“NYSE”) under the symbol “NSprB”. If the application is approved, trading of the units on the NYSE is expected to commence within 30 days after their original issue date.

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the units and is not soliciting an offer to buy the units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: Wells Fargo Securities, LLC at 1-800-645-3751, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Morgan Stanley & Co. LLC at 1-866-718-1649 and UBS Securities LLC at 1-888-827-7275.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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